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EMAIL:  SWOLOSKY@OLSHANLAW.COM
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March 24, 2016

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	iRobot Corporation
PREC14A filed on March 18, 2016 (the “Proxy Statement”)
Filed by Red Mountain Capital Partners LLC et. al
File No. 1-36414

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 22, 2016 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Red Mountain Capital Partners LLC and the other participants in its solicitation (collectively, “Red Mountain”), and provide the following responses on Red Mountain’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed on March 18, 2016

General

1.
Please update to reflect the filing of the Company’s proxy statement. To the extent that you are not seeking proxy authority to vote on all of the matters listed in that proxy statement that will be voted upon at the annual meeting, please include appropriate disclosure of that fact in your revised materials.

Red Mountain acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 1, 18, 19, 21 and 22 of the Proxy Statement and the Proxy Card.

2.	Fill in the blanks throughout the proxy statement, including for the web site where these proxy materials will be posted.

Red Mountain acknowledges the Staff’s comment and has revised the Proxy Statement to include the website where the proxy materials will be posted. Please see page 2 of the Proxy Statement. Red Mountain further confirms that all blanks in the Proxy Statement will be filled in prior to the filing of a definitive proxy statement by Red Mountain.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 24, 2016

We are concerned that the Board is not aligned with shareholders as evidenced by its low level of share ownership, page 12

3.
Given your criticisms of the current directors’ low ownership stake in the Company, revise to provide the share ownership percentages of your nominees versus of Red Mountain, and to note when any shares were purchased.

Red Mountain acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 12 of the Proxy Statement.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Willem Mesdag, Red Mountain Capital Partners LLC
Ron Berenblat, Olshan Frome Wolosky LLP

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the preliminary proxy statement on Schedule 14A filed by the undersigned on March 18, 2016, each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

WILLEM MESDAG

/s/ Willem Mesdag

LAWRENCE S. PEIROS

/s/ Lawrence S. Peiros